Exhibit 99.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated April 22, 2009 with respect to the consolidated financial statements of Rainchief Energy Inc. (formerly Black Diamond Brands Corporation) for the years ended December 31, 2008, 2007 and 2006 included in this Annual Report on Form 20-F (filed under the Securities Exchange Act of 1934) for the year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission.

“Watson Dauphinee & Masuch”
Watson Dauphinee & Masuch
Chartered Accountants

Vancouver, British Columbia, Canada
April 22, 2009